Exhibit 99.1

Stevanato Group

“Second Quarter Financial Results Conference Call”

Thursday, August 04, 2022, 14:30 ITA

MODERATORS:	FRANCO STEVANATO, CHAIRMAN
FRANCO MORO, CHIEF EXECUTIVE OFFICER
MARCO DAL LAGO, CHIEF FINANCIAL OFFICER
LISA MILES, SENIOR VICE PRESIDENT, INVESTOR RELATIONS

OPERATOR:

Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining Stevanato Group’s Second Quarter Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, SVP, IR. Please go ahead, madam.

LISA MILES:

Good morning and thank you for joining us. With me today is Franco Stevanato, Chairman, Franco Moro, CEO and Marco Dal Logo, CFO. A presentation illustrating today’s results can be found on the IR section of our website. Some statements being made today will be forward-looking in nature. Such statements are only predictions. Actual events and results may differ materially as a result of risks we face including those discussed in Item 3D entitled risk factors in the company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2021, filed with the SEC. We encourage you to review the information contained in our earnings release today in conjunction with our associated SEC filings and our latest 20-F/A. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analysis of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of non-GAAP measures presented in this document, please see the company’s most recent earnings press release.

And with that, I’ll hand the call to Franco Stevanato for opening remarks.

FRANCO STEVANATO:

This has been an exciting year for all of us at Stevanato. Last month, we celebrated the first anniversary of our IPO, and we continue to successfully execute against our long-term strategic plan to drive sustainable organic growth, increase our mix of high value solutions, and expand EBITDA margin. We’re creating a track record of performance that includes meeting or exceeding our financial objectives since we have been reporting as a public company. We are currently operating in an environment of robust demand with attractive end markets characterized by durable secular multi-year drivers.

We have set the stage to capitalize on favorable macro tailwinds of aging population, pharmaceutical innovation, the growth in biologics, trends toward outsourcing, and self-administration of medicines. Our business philosophy is rooted in science and technology, driving constant innovation to support customers and improve patients’ lives around the world through a singular focus on products and services for the pharmaceutical industry.

In June, we published our first sustainability report, and while we are at the start of this journey, I am proud of what we have accomplished. As a global provider to the pharmaceutical and biotech industries, we are committed to embedding sustainability throughout our policies and practices to make a positive impact for all our stakeholders around the globe.

Thank you for your continued support. I will now hand the call over to Franco Moro.

FRANCO MORO:

Starting on Slide 7, for the second quarter of 2022, we delivered double-digit revenue growth and expanded gross profit margin. Contributions from high value solutions reached record levels, accounting for approximately 30% of total company revenue. Our results demonstrate our ability to successfully execute in a challenging environment, and we are pleased to be raising our full year guidance. For the second quarter, new order intake was approximately €252 million, bringing new order intake for the first half of 2022 to €576 million, compared to €529 million last year. At the end of the second quarter, our committed backlog increased 37% over last year, topping €1 billion.

Turning to Slide 8 for an update on our priority capital projects. In the United States, the growth in biologics and the upcoming wave of the biosimilars helped shape our industrial plants in Indiana. Since our last call, we completed the foundation work on our new facility and started construction on the building. We remain on track for commercial operation in late 2023 or early 2024.

In Italy, we are making solid progress on our capacity expansion efforts. Construction is nearly complete on our new building in Piombino Dese. In addition, 2 of our 3 planned new lines for 2022 are operational, including one EZ-fill® syringe line and one line dedicated to our premium Alba syringes. We expect to operationalize another EZ-fill® syringe line in the fall.

And in China, we are nearing the end of the design phase but still anticipate revenue generation in the second half of 2024.

We are firmly focused on the execution of these priority projects as we expand our global industrial footprint to meet the rising demand and the evolving needs of our customers. In our meetings with investors over the last several months, we received many questions on industry collaboration and partnerships, which is a standard practice.

On Slide 9, we want to address how we think about our framework for collaboration and partnerships, specifically in Drug Containment, and Drug Delivery Systems. First, the foundation for any framework is understanding our customers’ needs. By fostering customer intimacy and keeping them at the heart of everything we do, we must anticipate market trends and help customers tackle their greatest challenges.

This guides R&D, capital investments, and partnership agreements, all of which broaden our capability set. Our long-term strategy considers market trends and matching the needs of customers in the decades to come. In Drug containment, Stevanato was the first to market with washed and sterilized, ready-to-use vials and cartridges, known as our EZ-fill® platform. Today, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to ready-to-use format.

We see a real desire by customers to transition to ready-to-use formats to gain efficiencies, improve quality, increase speed to market, and reduce total cost of ownership. That customer demand is driving our strategy. For our market-leading EZ-fill® platform, our collaborations include sales and service agreements. We also license our IP and technology to other industry players.

This is important to customers because it establishes a gold standard in the industrial process with the same technology, platforms, and processes for ready-to-use vials and cartridges. It also gives customers the ability to source from multiple suppliers using the same platform, which is also supported by the vast majority of fill-and-finish line producers. By doing this, we serve as a market enabler to better support our customers’ needs and galvanize the transition.

In the drug delivery space, partnerships help us broaden our product portfolio.

We can bring the power of our integrated capabilities to deliver a complete solution to customers. For example, under our agreement with Owen Mumford, we are harnessing the full breadth of services to deliver the Aidaptus auto-injector. Our comprehensive set of services ranges from manufacturing, engineering, plastic injection molding, cartridges and syringes, inspection, and assembly. By leveraging a robust network of partnerships and investing in DDS platforms, we help our customers advance patient care while at the same time capitalizing on the long-term trends of the self-administration of treatments.

To sum this all up, the primary goal for every partnership is to bring real value to our customers. This means constantly innovating to take quality to the next level, improving efficiencies, streamlining processes, and simplifying the industrial process to deliver more value for their money. We believe this approach will help us cement our role as a leading partner of choice for pharma and biotech players for decades to come.

Turning to the current geopolitical crisis and the European gas prices on Page 10. We are monitoring the situation closely and it is something we must manage. Energy costs have increased in the last six months but we are working directly with customers, keeping them informed and adjusting our prices accordingly. From a supply side, the vast majority of our natural gas usage in Europe is in Italy for our glass conversion operations. As press reports indicate, the Italian government has taken swift action to lower its dependence on Russia by signing gas agreements with other countries to diversify supply. Given our mission critical role in the pharmaceutical supply chain, we believe that we will be eligible for priority status similar to our designation during COVID.

And lastly, on Page 11, I want to commend our team’s efforts in sustainability. Our 2021 sustainability report provides complete and transparent non-financial reporting to our stakeholders. Most importantly, it creates the foundation for setting future targets. The report considers the Company’s financial results and highlights the ESG performance of the Group. Our report is subject to limited assurance and was prepared in accordance with the Global Reporting Initiative Standards, which demonstrates our commitment to sustainability.

I will hand the call over to Marco.

MARCO DAL LAGO:

Thanks, Franco. Starting on Slide 13, revenue for the second quarter increased 15% and 11% on a constant currency basis over the prior year to €234.2 million, driven by growth in both segments. Today, we are pleased to be raising guidance based on our year-to-date strong performance in our core business, which is offsetting revenue declines related to COVID, improved outlook in the engineering segment, and favorable currency effects. For the second quarter of 2022, revenue related to COVID continued to decline and represented approximately 9% of revenue, compared to 15% for the same period last year.

Excluding COVID and the favorable impact from currency, revenue in the second quarter would have grown approximately 17% compared to the same period last year. Gross profit margin in the second quarter of 2022 increased 60 basis points to 31.8%, driven by the favorable mix in the BDS segment and expanded gross profit margin in the engineering segment.

Turning to SG&A, compared to the prior year, increases in SG&A expenses reflect investment to support the growth of the business and the costs associated with the public company status.

As a reminder, the biggest year-over-year change was due to a one-time benefit in the second quarter of last year for the termination of an equity incentive plan. For the second quarter of 2022, the company recorded approximately €6 million in other income for a contract modification, which reflects a decrease in COVID related business. We believe that the modification represents a fair and equitable arrangement to support the changing needs of our customer and reflects changes in revenues, lost production time, cost incurred, and the process to reallocate capacity. With the rise of new COVID variants and different patterns of efficacy in various vaccines, customers are making appropriate adjustments to their capacity plans.

We believe that customer intimacy and offering our customers flexibility is an important element to support and therefore over the long-term. For the second quarter, operating profit margin was 18.7%; and on an adjusted basis, 19.6%, excluding certain start-up costs in the U.S. This resulted in a net profit of €30.6 million or €0.12 of diluted earnings per share. As expected, the number of weighted average shares outstanding were higher in the second quarter of 2022 compared to last year. Adjusted net profit was €31.9 million and adjusted diluted EPS were €0.12 also. For the second quarter, adjusted EBITDA was €61.8 million and adjusted EBITDA margin was 26.4%

Please turn to Slide 14 for segment results. Despite the year-over-year decrease in COVID revenue, the Biopharmaceutical and Diagnostics Solutions Segment still posted growth. In the second quarter, revenue from external customers in the segment increased 8% to €188.6 million compared to the same period last year, and approximately 3% on a constant currency basis. Revenue from high value solutions increased 46% over the same period last year to €70.1 million and represented approximately 37% of

BDS segment revenue. Revenue from other containment and delivery solutions was down 6% to €118.5 million. A favorable mix shift led to higher margins compared to the prior year. For the second quarter, gross profit margin increased 80 basis points to 33.7%, and operating profit margin grew 100 basis point to 23.6%.

The Engineering Segment delivered another solid quarter of financial results, driven by strong customer demand and growth in all business lines. For the second quarter, revenue derived from external customers increased 57% to €45.6 million compared to the prior year. For the second quarter of 2022, gross profit margin improved to 22.3%, and operating profit margin increased to 15.5%. Margin expansion was driven by contributions from more accretive projects and after sales activities, as well as ongoing business optimization efforts to improve operational efficiencies,

On Slide 15, we continue to maintain a strong balance sheet, and as of June 30, we had a positive net financial position of €109.4 million and cash and cash equivalents of €314.9 million. For the second quarter, cash generated from operating activities was €42.2 million. As expected, the increase in working capital reflects the ongoing investment in the business to fund long-term sustainable growth.

We continue to keep more inventory on hand for supply security as we aim to prudently balance the needs of the business in the current supply chain environment. We are advancing progress on our global expansion plan, which resulted in capital expenditures of €77.5 million in the second quarter. As expected, CAPEX spend was the main driver behind the negative free cash flow of €33.7 million.

On Slide 16, we are raising our full year guidance, which considers a number of factors. First, we are forecasting a decrease in revenue from COVID. This is being offset by strong demand in our core business, which has allowed us to overcome this headwind. Our full year guidance now assumes approximately 10% of total revenue will be related to COVID, down from our previous forecast in the low teens. Second, our increased full year revenue guidance assumes favorable currency effect of approximately €18 million for 2022. This compares to our initial guidance, which assumed a favorable impact of just over €3 million for the year, resulting in a net change to our full year revenue guidance of €15 million from favorable currency impact.

Third, an improved outlook for our Engineering Segment. We now expect double-digit revenue growth in fiscal year 2022 over the prior year, up from our original guidance of high single-digit. Lastly, our guidance still considers the effect of inflation.

As a result, we now expect revenue in the range of €955 million to €965 million, compared to prior guidance of €935 million to €945 million.

Adjusted diluted EPS in the range of €0.51 to €0.53, up from our prior guidance of €0.49 to €0.51, and adjusted EBITDA in the range of €253.3 million to €258.3 million, compared with prior estimates of €248 million to €253 million. Our assumed CAPEX spend range remains unchanged in absolute dollars.

I will pass the call back to Franco Moro for closing comments.

FRANCO MORO:

In closing, on Page 18, we are operating in an environment of strong demand, growing end markets, and multi-year secular drivers. Above all, we are satisfying customer needs by driving innovation and providing a rich set of end-to-end capabilities that support them through the entire drug life cycle.

We remain focused on operational excellence and the successful execution of our four strategic and operational priorities, including advancing our global capacity expansion in the US, China, and Italy, growing the mix of high value solutions, investing in R&D to advance our premium primary packaging and drug delivery systems.

And lastly, building a multi-year pipeline of new opportunities by supporting our customers through scientific innovation to meet their evolving needs. These priorities are specifically designed to capitalize our market trends to drive long-term sustainable organic growth, expand EBITDA margins, and build shareholder value.

And with that, let’s open it up for questions.

Q&A

OPERATOR:

Thank you. This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press “*” and “1” on their touchtone telephone, to remove yourself from the question queue please press “*” and “2.” Please pick up the receiver when asking questions. Anyone who has a question may press “*” and “1” at this time.

The first question is from Paul Knight with KeyBanc. Please go ahead.

PAUL KNIGHT:

Hi, Franco Moro. On the Engineering growth that we’re seeing this year, should we take that as a leading indicator for more high value solutions demand in the future? So what’s your read on this strong Engineering growth?

FRANCO MORO:

Hi, Paul. Yes, sure. We see this increase of business in Engineering, as a signal of what can happen later on for the BDS segments. Our customers are investing because we are in a growing environment in healthcare and pharma business. We see amazing initiatives of our customers worldwide, mostly linked to biotech and biosimilars. It is also good to have more opportunities for our high value solution in the future. So I confirm this trend and we are matching our customer needs in terms of innovation, in terms of standardization, levels of services around the world, that is also linked to the expansion of our initiative in the US and China.

PAUL KNIGHT:	And last question would be, you’re obviously guiding down COVID this year? Do you have any initial thoughts on 2023?

FRANCO MORO:

No, in terms of the business, we see still a strong level of uncertainty about the future in COVID. We continue to see the transition to single-dose vials that you can remember is growth neutral or positive for us in terms of the business. But it’s too early to speculate about next year or the mid and long term. For sure, the trend is in line with our expectation to see this business landing somewhere in the regular business for vaccines.

PAUL KNIGHT:	Okay. Thank you.

OPERATOR:	The next question is from Justin Lin with William Blair. Please go ahead.

JUSTIN LIN:

Hi. Good morning. On natural gas prices real quick, can you clarify what the priority status means for you? And any way you can quantify the likely impact to your margins in the coming quarters if things don’t necessarily go according to your plan?

FRANCO MORO:

Yes, I start saying as I told in my commentary, we have most of our usage in Italy in terms of gas, because of our gas converting operation. In Italy, our government is taking a lot of action to mitigate the risks of shortages. And if we look at the path when the pandemic started, we immediately received the designation as a special business, because we are part of the pharmaceutical supply chain. So we received a special attention from the government.

So in terms of shortages, we are not afraid. In terms of gas prices, we monitor the trends regularly and we pass on these costs to our customers. It’s a different situation in Germany where the majority of our energy consumption is supplied by electricity, more than 95%. And also in this country, there are initiatives from the government to think about pharmaceutical supply chain with special attention. So we are confident that this will not impact our operations in terms of the impact of the utility costs on our COGS. Marco, may complement my answer.

MARCO DAL LAGO:

Yes, sure, Franco. Just to remind that in 2021, utilities on our cost of sales was less than 5%. So we had an increase. It is now above 5% but slightly above that percentage on our total manufacturing cost. So as Franco was saying we are passing the higher price to customers, so we don’t expect an impact in our P&L from inflation in 2022.

JUSTIN LIN:

Okay, thanks. That’s very helpful. And have you seen any changes in customer ordering patterns? And do you get the sense that customers have been building inventory in the past 2 years, and therefore, we might start to see some impact from customer de-stocking going forward? Just want to get a sense of that.

FRANCO MORO:

We cannot report about significant changes. You have seen that our order intake is very strong. The demand is very strong. Obviously in this environment, customers want to secure supply so they continue to look in the mid to long term. And the intimacy we have with them helps us to shape our progression and capacity that I confirm is mostly focused on high value solutions because the demand in this area is very, very strong.

JUSTIN LIN:	Okay. That’s fair. Thank you.

OPERATOR:	The next question is from Derik De Bruin with Bank of America. Please go ahead.

DERIK DE BRUIN:

Hi. Good morning. Thank you for taking my question. I’ve got 2. So the first one is, the 30% high value solutions in the quarter was a couple of points ahead of where we were. How do we think about that number exiting 2022?

FRANCO MORO:

Yes. Is it very good news, first of all, because the confirmation of that demand and really the customers are pulling us to speed up in providing them what they need in terms of benefits coming from our high value solutions. We consider the possibility to have some quarterly fluctuation quarter-by-quarter, because it’s linked to a planning of activities, also customer demand. But if we look at the next 2 quarters, we see still a consistent increase in terms of absolute value for high value solutions. That is partially compensated in terms of share by the stronger demand also for other product lines that are not high value solutions like Engineering we mentioned before. So it’s fair to look at the full year landing somewhere in between 28% to 29% of share, and we will keep you updated in the next quarter. In the same time for the longer run, we see consistent additional growth in the next years, landing near the mid-30s, around 26%.

DERIK DE BRUIN:

Great. Thank you. And just on the COVID contribution from this year, your 10% guide for total revenues essentially implies roughly, I don’t know, €50 million in the back half of the year, so that seems like that would be a step up from Q2 levels? Am I reading that correctly or could you sort of explain the dynamics of COVID demand in the back half of the year?

MARCO DAL LAGO:

Your numbers are accurate, our guidance is covered basically by our backlog, so the committed orders we can see. This is what we plan today. We don’t expect further contract modifications, and so what we have in our guidance is fully covered by our backlog.

DERIK DE BRUIN:	Got it. Thank you very much. Appreciate it.

LISA MILES:	Thanks, Derik.

OPERATOR:	The next question is from Patrick Donnelly with Citi. Please go ahead.

PATRICK DONNELLY:

Hey, thanks for taking the questions. Marco, maybe one for you on the margins, you know, obviously, a lot of moving pieces between the pricing, FX, the supply chain, gas pricing, some of the mix shift with high value. Can you just talk about kind of the gives and takes on the margin piece as we work our way through this year and then kind of the broad set up as we go into ‘23 with some of those factors?

MARCO DAL LAGO:

About the guidance, as we mentioned, we expect a center point in the range of €960 million. We expect double-digit organic growth in both segments, and we expect to expand the gross profit margin in both segments compared to 2021. More color about Engineering, we can have some quarterly fluctuation depending on project mix, but overall the trajectory is keeping on improving the gross profit margin.

About BDS, the shifting to high value solutions is helping, as you can see. You mentioned also rightly the fact that for us being able to pass through our costs in price increases without adding margin is a little bit dilutive for our gross profit margin. If you imagine that 30% gross profit margins we have in BDS segment, 3% inflation is diluting 100 basis point of our gross profit margin. So the shifting to high value solutions is expected to more than offset these. So we are confident to keep on improving our gross profit margin in both segments.

PATRICK DONNELLY:

That’s helpful. And then maybe one on the high value solutions you know, continues to be really strong growth there. Can you just talk about the various drivers you know, whether it’s the product side or certain customer bases that are kind of continuing to drive that elevated growth there?

FRANCO MORO:

Yes. It’s something that is not really new, but the demand of customers is particularly strong in biotech and biosimilars, because here we play with both the pillars of our value proposition in terms of high value solutions, because one side we provide the best answer to the scientific requirements of molecules that are highly sensitive and need special containment solutions that preserve the integrity of this kind of treatment. On the other side, these companies are more keen to focus on their core business that is the new molecule, new treatment. And sometimes they are smaller companies, not only big pharma that don’t want or they don’t have internal capacity, and they want to limit their expenditure in CAPEX. So it’s high value solutions in terms of EZ-fill® or ready-to-use formats are the best answer in terms of total cost of ownership reduction, flexibility, speed to market. So I cannot mention a specific therapeutic area, because biologics, biosimilars are for many therapeutic areas and we are focused on the 2 main needs of the customer, scientific requirements, saving total cost of ownership reduction.

OPERATOR:	The next question is from Steven Couche with Jefferies. Please go ahead.

STEVEN COUCHE:

Hi. This is Steven on for Dave Windley. Thank you for taking my questions. I guess the first one is I wanted to clean up that €6 million contract modification from the COVID contract, I think you know, most of the times we hear they’re straightforward take-or-pay fees, this sounds like it might be a little bit different. Is that €6 million sort of net of the expenses and that’s all in the other income, or are there costs associated with that modification that might have shown up in BDS?

MARCO DAL LAGO:

Yes. Thanks for the question. First of all, we consider the agreement a fair agreement. The agreement replaces business we would have had if the contract didn’t change. So it’s somehow compensating the lost revenue, lost production time and cost incurred in the process of reallocating capacity. So it’s not something not related to the business. It’s really tied to the cost we had in this period. And this agreement, we don’t expect this changing in relevant ways our full year guidance with respect of profit.

STEVEN COUCHE:	Okay. And so, just to reiterate, that €6 million fee did not show up in either revenue or costs and did not show up in BDS or ES for the quarter?

MARCO DAL LAGO:	It is in our BDS segment, but is a fair compensation of cost occurred and the need to reallocate capacity.

LISA MILES:	That’s correct. That did not come through as revenue, it came through in the other income line.

STEVEN COUCHE:

Okay, perfect. Thank you. And then maybe the second one, FX obviously helping the full year outlook. Can you maybe give us a framework of you know, the flow through of FX to the EBIT or EBITDA line? And, I guess, another way of asking that is, are your expenses on an FX basis relatively matched with your revenue exposure?

MARCO DAL LAGO:

Yes. Thank you for the question. Yes, you’re right. We have also a relevant part of cost denominated in US dollars, that is the main driver of the changes, both in the top line but also in cost. So we estimate an impact in the favorable impact on the EBITDA, but keeping in mind that is modest compared with top line increase. So we estimate we have about a 25% to 30% impact, compared to the €18 million in revenue, sorry. So the assumption we have in the model is having 100 revenue denominated in dollars and 75 cost denominated in dollars.

STEVEN COUCHE:	Okay, perfect. Thank you very much.

OPERATOR:	The next question is from John Sourbeer with UBS. Please go ahead.

JOHN SOURBEER:

Hi. And thanks for taking the question. Maybe just another one on the HVS, the growth continues to be strong there and maybe specific to the lines that you’re bringing online in Italy. With the three new lines this year, I think 2 of them are online, one in the fall. Are you starting to see that impact there from those 2 lines now, and that’s why the HVS is approaching that 30%? And then how does the new line in the fall come on, accelerate that penetration?

FRANCO MORO:

Yes. Putting more capacity in place is something that we started years ago. So you see this impact in different proportion quarter-by-quarter depending of, not only the availability of the line, but also the progress in terms of the validation activity. So I can confirm that that we have seen some good impact from the 2 lines that we have put running in the quarter. And we expect to have a minor impact compared to the total capacity in the last part of the year, because we expect to have the line already in the last part of the year, but then the capacity utilization cannot be immediately 100% because we have to run also the validation activities. But if you look at the big scenario, you can see that our investment in capacity for high value solutions are matching the demand of the customers that are very high and we are progressing in our investment accordingly and we see constant improving in our share of high value solutions in the portfolio.

JOHN SOURBEER:

Thanks. And just a follow up on the regional performance. Any color you can provide there, you know, and did you see any impact from the China COVID lockdowns on the business there or with the capacity expansions that you’re building up?

MARCO DAL LAGO:

Yes, in the second quarter we experienced a slowdown in revenue in Asia Pacific, mainly driven by COVID slowdown, and as you mentioned the slowdown in the environment also in our customers’ factories. We consider it, obviously, a temporary effect. We continue to count on Asia Pacific for our growth.

JOHN SOURBEER:	Thanks for taking the question.

OPERATOR:	Gentlemen, Ms. Miles, there are no more questions registered at this time.

LISA MILES:	Thank you, operator. We can conclude today’s call. And I want to thank everyone for joining us today, and we look forward to talking with you in the future.